Filed pursuant to Rule 433

Registration No. 333-222648

March 22, 2018

Assurant, Inc.

Changes to the Preliminary Prospectus Supplement, dated March 14, 2018

The section “Description of Senior Notes” is amended to add the following section following the section entitled “—General terms of the Senior Notes—Interest”:

Interest Rate Adjustment

The interest rate payable on any series of the Senior Notes will be subject to adjustment from time to time, in the manner set forth below, if any of Moody’s Investor Service, Inc. (“Moody’s”) or S&P Global Inc. (“S&P”) (or, in either case, a substitute Rating Agency therefor) downgrades or subsequently upgrades the credit rating assigned to such series of Senior Notes. If the rating on such series of Senior Notes from either of Moody’s or S&P is a rating set forth in the table below (or, in either case, the equivalent thereof, in the case of a substitute Rating Agency), the interest rate payable on such series of Senior Notes shall increase from the stated interest rate payable on such series of Senior Notes on the date of their initial issuance by the sum of the number of basis points set forth next to each such rating.

Rating Agencies
Rating Levels	Moody’s*	S&P*
1	Ba1	BB+	25 basis points
2	Ba2	BB	50 basis points
3	Ba3	BB-	75 basis points
4	B1 or below	B+ or below	100 basis points

* Including the equivalent ratings of any substitute Rating Agency.

For so long as only one Rating Agency provides a rating on a series of the Senior Notes, any subsequent increase or decrease in the interest rate on such series of Senior Notes necessitated by a reduction or increase in the rating by the Rating Agency providing the rating shall be twice the applicable number of basis points set forth in the applicable table above. For so long as no Rating Agency provides a rating on a series of the Senior Notes, the interest rate on such series of Senior Notes will increase to, or remain at, as the case may be, 2.00% above the stated interest rate payable on such series of Senior Notes on the date of their initial issuance.

If any Rating Agency changes its rating or initiates a rating with respect to any series of the Senior Notes, the per annum interest rate on such series of Senior Notes will be increased or decreased in accordance with the foregoing requirements.

Any interest rate increase or decrease described above will take effect from the first day of the first interest payment period following interest payment period during which a rating change occurs that requires an adjustment in the interest rate. As such, interest will not accrue at such increased or decreased rate until the next interest payment period following the interest payment period during which a rating change occurs. If any Rating Agency changes its rating on any series of the Senior Notes more than once during any particular interest period, the last such change to occur will control for purposes of the rating provided by such Rating Agency for the applicable interest period.

The interest rate on any series of the Senior Notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by any Rating Agency) if such series of Senior Notes becomes rated Baa1 and BBB+ (or, in either case, the equivalent thereof, in the case of a substitute Rating Agency) or higher by Moody’s and S&P (or, in either case, a substitute Rating Agency therefor), respectively, with a stable or positive outlook (or one of these ratings if such series of Senior Notes are only rated by one Rating Agency).

In no event shall: (1) the per annum interest rate on any series of Senior Notes be reduced below the stated interest rate payable on such series Senior Notes on the date of their initial issuance, and (2) the total increase in the per annum interest rate on any series of Senior Notes exceed 200 basis points above the stated interest rate payable on such series Senior Notes on the date of their initial issuance. Nothing herein shall be construed as a requirement that the Company obtain a rating on the Senior Notes from any Rating Agency or otherwise.

For the purposes of this section,

“Rating Agency” means each of Moody’s and S&P, or if Moody’s or S&P shall not make a rating on the Senior Notes, as applicable, publicly available, a nationally recognized statistical rating organization or organizations, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors) that shall be substituted for Moody’s or S&P, as the case may be.

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The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Book-Running Managers will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY

10014; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attention: Investment Grade Syndicate Desk, or by calling at (212) 834-4533; and Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service, or by emailing wfscustomerservice@wellsfargo.com or by calling at (800) 645-3751.